FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒       Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐       No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         ]

Not for release, publication or distribution in whole or in part into the United States, Australia, Canada, Japan or Italy. The Offered Securities to be issued in connection with the Offering have not been and will not be registered under the U.S Securities Act of 1933, as amended and may not be offered or sold in the United States or to, or for the account or benefit of U.S persons absent registration or an applicable exemption from such registration requirements.

Subscription of the Share Capital Increase

17/06/2013

Following the announcement of National Bank of Greece SA (the Bank) on June 13, 2013, in which the Bank informed investors that the minimum participation of private investors required by law in the Share Capital Increase was successfully achieved by raising over 10% of the total amount of the Share Capital Increase in cash from private investors and that, as a result, the Bank would not be issuing contingent convertible bonds, the Bank, in accordance with applicable legislation, hereby announces the information relating to the subscription of the Share Capital Increase through the exercise of preemption rights and the allotment of rump shares.

Specifically, the Cash Share Capital Increase for which preemption rights of existing shareholders were exercised, as decided by the general meeting mentioned above during the period from May 30, 2013 to June 13, 2013, had a total subscription amounting to approximately 57.7%, following the exercise of preemption rights, through cash payments totaling €675,509,526.12, which corresponds to 157,461,428 new, common, registered voting shares of the Bank, whereas 115,498,945 new shares remained unsubscribed.

By virtue of the decision of the Bank’s Board of Directors dated June 14, 2013, 94,085,209 shares out of the unsubscribed shares mentioned above were disposed of through oversubscriptions and subscriptions for rump shares, in accordance with the terms of the decision of the April 29, 2013 Second Repeat General Meeting of the Bank. As a result, the final percentage of the Cash Share Capital Increase subscription amounts to approximately 92.2%, or €1,079,135,071.44 paid in cash.

Based on all the above, 2,022,579,237 new, common, registered, voting shares of the Bank will be disposed of by the Bank’s Board of Directors to the Hellenic Financial Stability Fund in the context of the In Kind Share Capital Increase, which shall be subscribed by contribution in kind.

In view of the above, the total share capital of the Bank will be increased by €682,237,762.2, through the issuance of 2,274,125,874 new, common, registered, voting shares of nominal value €0.30 per share. Accordingly, the Share Capital Increase of the Bank will amount to €2,076,535,798.2, divided into (a) 2,396,785,994 common shares of nominal value €0.30 each, (b) 25,000,000 redeemable, preference, registered, non-voting, non cumulative shares of nominal value €0.30 each and (c) 270,000,000 redeemable, preference, registered shares of Greek law 3723/2008, of nominal value €5.00 each.

The new shares to be issued in the Increase (the New Shares) and the relevant Warrants will be credited in dematerialized form to the Investor’s Share and Securities Account held in the Greek Dematerialized Securities System of the beneficiaries, according to their statements.

The Bank will inform investors on the date on which the New Shares and Warrants are credited as above and the date of commencement of trading of the New Shares and Warrants on the Athens Stock Exchange, respectively, by a separate announcement in accordance with applicable legislation.

Athens 17/06/2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: June 17th, 2013

Chief Executive Officer